UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 15	OMB APPROVAL
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CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number_____________

SIPP INDUSTRIES, INC
(Exact name of registrant as specified in its charter)

375 N. Stephanie St. Suite 1411, Henderson NV 89014
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $ 0.001 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

   Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[ ]
Rule 12g-4(a)(2)	[ x ]
Rule 12h-3(b)(1)(i)	[ ]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]

   Approximate number of holders of record as of the certification or notice date:_______________

   Pursuant to the requirements of the Securities Exchange Act of 1934, Sipp Industries, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 28, 2010	By:	/s/ Dongmei Zhou
Dongmei Zhou

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and the title of the person signing the form shall be typed or printed under the signature.

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